July 11, 2008

U.S. Securities and Exchange Commission	VIA EDGAR
Division of Corporate Finance
100 F. St., N.E.
Washington, D.C. 20549-3561

Re:	Enbridge Energy Partners, L.P.
Registration Statement on Form S-4, as amended
Registration No. 333-150947

Ladies and Gentlemen:

Enbridge Energy Partners, L.P. (the “Registrant”) hereby requests that the effectiveness of its Registration Statement on Form S-4, as amended (Registration No. 333-150947) (the “Registration Statement”), be accelerated so that such Registration Statement will become effective at 9:00 a.m., EDT, on Tuesday, July 15, 2008, or as soon thereafter as practicable.

In connection with the effectiveness of the Registration Statement, the Registrant hereby acknowledges that:

(1)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Enbridge Energy Partners, L.P.

(Registrant)

By:	Enbridge Energy Management, L.L.C. as
delegate of Enbridge Energy Company, Inc.,
its General Partner

By:	/s/ Mark A. Maki
Name:	Mark A Maki
Title:	Vice President — Finance Principal Financial Officer